EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						March 31,
	2009	2010	2011	2012	2013	2014
Fixed Charges and Preferred Stock Dividends:
Interest	$118	$153	$193	$220	$231	$59
Interest portion of annual rentals	1	1	1	1	1	-
Total fixed charges	119	154	194	221	232	59
Preferred stock dividends (1)	7	7	7	7	5	-
Combined fixed charges and preferred stock dividends for purpose of ratio	$126	$161	$201	$228	$237	$59
Earnings:
Pretax income from continuing operations	$550	$531	$692	$705	$626	$184
Total fixed charges (from above)	119	154	194	221	232	59
Less: Interest capitalized	4	1	1	-	-	-
Total earnings for purpose of ratio	$665	$684	$885	$926	$858	$243
Ratio of earnings to combined fixed charges and preferred stock dividends	5.28	4.25	4.40	4.06	3.62	4.12

Ratio of earnings to fixed charges	5.59	4.44	4.56	4.19	3.70	4.12

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.